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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Salix Pharmaceuticals, Ltd.
(Name of Subject Company (Issuer))

Axcan Pharma Inc.
Saule Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

795435106
(CUSIP Number of Class of Securities)

RICHARD TARTE, ESQ.
Axcan Pharma Inc.
597 Laurel Blvd.
Mont-Saint-Hilaire, QC J3H 6C4
Canada
(450) 467-5138

With a copy to:

MICHAEL D. LEVIN, ESQ. THOMAS E. KEIM, JR., ESQ. Latham & Watkins Illinois LLC 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	JOHN J. HUBER, ESQ. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 (202) 637-2200
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$252,479,556	$20,426

*
Estimated for the purpose of calculating the fee only. This amount assumes the purchase of 24,045,672 shares of Common Stock, par value $0.001 per share (together with the associated preferred share purchase rights), of Salix Pharmaceuticals, Ltd. at a purchase price of $10.50 per share. Such number of shares consists of (1) 21,414,476 outstanding shares as of April 25, 2003 (as reported in Salix Pharmaceuticals, Ltd.'s Preliminary Proxy Statement filed on Schedule 14A, dated May 2, 2003), and (2) 2,631,196 shares reserved for issuance upon the exercise of outstanding warrants and options as of December 31, 2002 (as reported in Salix Pharmaceuticals, Ltd.'s Preliminary Proxy Statement filed on Schedule 14A, dated May 2, 2003), that appear to have exercise prices less than the purchase price per share in the tender offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as supplemented by Securities & Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003 and equals 0.00008090 multiplied by the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,994	Filing Party	Axcan Pharma Inc. Saule Holdings Inc.
Form or Registration No.:	Schedule TO (File No. 005-53269)	Date Filed:	April 10, 2003

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission on April 10, 2003, relates to an offer by Saule Holdings Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights", and together with the Common Stock, the "Shares"), of the Company, at an increased price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated May 20, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

        The information in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 6 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase, the Supplement and the Schedule TO.

Items 1 to 11.

        The information set forth in the Supplement is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

Item 5.

        On May 20, 2003, Parent and the Purchaser filed a definitive proxy statement (the "Definitive Proxy Statement") with the Commission in connection with the solicitation of proxies from stockholders of the Company with respect to the annual meeting of the Company scheduled to be held on June 19, 2003. The Definitive Proxy Statement is filed herewith as Exhibit (a)(5)(E).

Item 12. Exhibits.

(a)(1)(J)	Supplement to the Offer to Purchase, dated May 20, 2003.
(a)(1)(K)	Revised Letter of Transmittal.
(a)(1)(L)	Revised Notice of Guaranteed Delivery.
(a)(1)(M)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(N)	Revised Letter to Clients.
(a)(1)(O)	Press Release issued by Axcan Pharma Inc., dated May 20, 2003.
(a)(5)(E)	Definitive Proxy Statement in respect of Salix Pharmaceuticals, Ltd., filed by Axcam Pharma Inc. and Saule Holdings Inc. on May 20, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2003	Axcan Pharma Inc.
	By:	/s/ Léon F. Gosselin
	Name:	Léon F. Gosselin
	Title:	President, Chairman and Chief Executive Officer
Saule Holdings Inc.
	By:	/s/ David W. Mims
	Name:	David W. Mims
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(J)	Supplement to the Offer to Purchase, dated May 20, 2003.
(a)(1)(K)	Revised Letter of Transmittal.
(a)(1)(L)	Revised Notice of Guaranteed Delivery.
(a)(1)(M)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(N)	Revised Letter to Clients.
(a)(1)(O)	Press Release issued by Axcan Pharma Inc., dated May 20, 2003.
(a)(5)(E)
Definitive Proxy Statement in respect of Salix Pharmaceuticals, Ltd., filed by Axcan Pharma Inc. and Saule Holdings Inc. on May 20, 2003 (incorporated by reference to the Definitive Proxy Statement in respect of Salix Pharmaceuticals, Ltd., filed by Axcan Pharma Inc. and Saule Holdings Inc. on May 20, 2003).

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SCHEDULE TO
  Items 1 to 11.
  Item 5.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX